UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 18-K

____________________

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

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Date of end of last fiscal year: March 31, 2021

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SECURITIES REGISTERED*

(As of the close of the fiscal year)

____________________

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Ambassador of the Republic of South Africa

Embassy of the Republic of South Africa

3051 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

Sachin Davé, Esq.
Allen & Overy LLP
One Bishops Square
London E1 6AD
United Kingdom

*       The Registrant is filing this annual report on a voluntary basis.

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(1)	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

(2)	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Tables and Supplementary Information,” pages 93-96 of Exhibit 99.E.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information,” page 97 of Exhibit 99.E.

(3)	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Tables and Supplementary Information,” pages 93-96 of Exhibit 99.E.

(4)	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

As at 31 December 2021, the registrant held none.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Information not practicable to furnish.

(3)	Total amount otherwise outstanding.

See “Tables and Supplementary Information,” page 97 of Exhibit 99.E.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

(5)	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information,” pages 94-96 of Exhibit 99.E.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

The registrant has no external floating indebtedness.

(6)	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such
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information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance—2022-2023 National Budget and Consolidated Government Budgets” and “Public Finance—2021-2022 National Budget and Consolidated Government Budgets” pages 73-77 and pages 82-88, respectively, of Exhibit 99.E.

(7)	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

See “Monetary and Financial System—Exchange Controls,” pages 58-60 of Exhibit 99.E.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

See “Monetary and Financial System—Exchange Controls,” pages 58-60 of Exhibit 99.E.

(8)	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “Monetary and Financial System—Gold and Foreign Exchange Contingency Reserve Account (GFECRA),” page 60 of Exhibit 99.E.

(9)	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The External Sector of the Economy—Foreign Trade,” pages 60-61 of Exhibit 99.E.

(10)	The balances of international payments of the registrant for each fiscal year ended since the close of the latest fiscal year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “The External Sector of the Economy—Balance of Payments,” pages 61-64 of Exhibit 99.E.

This annual report comprises:

(1)	Pages numbered i to v consecutively.
(2)	The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit 24 — Power of Attorney, dated February 1, 2022.

Exhibit 99.C — Republic of South Africa Budget Review 2022.

Exhibit 99.D — Republic of South Africa Medium Term Budget Policy Statement 2021.

Exhibit 99.E — Description of the Republic of South Africa dated March 1, 2022.

Exhibit 99.F — Quarterly Bulletin No. 302 dated December 2021, published by the South African Reserve Bank.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of South Africa, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on March 1, 2022.

REPUBLIC OF SOUTH AFRICA

By: /s/Terry Msomi

Attorney-in-fact for

Enoch Godongwana

Minister of Finance

Republic of South Africa

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EXHIBIT INDEX

Exhibit	Description
24	Power of Attorney, dated February 1, 2022.
99.C	Republic of South Africa Budget Review 2022.
99.D	Republic of South Africa Medium Term Budget Policy Statement 2021.
99.E	Description of the Republic of South Africa dated March 1, 2022.
99.F	Quarterly Bulletin No. 302 dated December 2021, published by the South African Reserve Bank.

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